EXHIBIT (23)(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated February 23, 2010, with respect to the consolidated financial statements, schedule, and internal control over financial reporting (which report expressed an unqualified opinion and contains an explanatory paragraph relating to the adoption of new accounting guidance related to the accounting for debt with conversion and other options) included in the Annual Report of CTS Corporation and Subsidiaries on Form 10-K for the year ended December 31, 2009. We hereby consent to the incorporation by reference of said report in the Registration Statements of CTS Corporation on Form S-3 (No. 333-72146, effective November 9, 2001) and on Forms S-8 (Nos. 333-159542, effective May 28, 2009, and 333-116287, effective June 8, 2004).

/s/ GRANT THORNTON LLP
Chicago, Illinois
February 23, 2010